Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (404) 506-0544

David M. Ratcliffe
Chairman, President and Chief Executive Officer
The Southern Company
30 Ivan Allen Jr. Boulevard, N.W.
Atlanta, GA 30308

> **Re:** **The Southern Company**
> **Definitive 14A**
> **Filed April 11, 2007**
> **File No. 1-03526**

Dear Mr. Ratcliffe:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Independence, page 3

1. Please clarify whether the independence standards that you have used are the New York Stock Exchange standards.

Compensation and Management Succession Committee, page 7

2. Please disclose the role of the compensation consultant in determining or recommending the amount or form of executive compensation. Please provide a materially complete description of the nature and scope of the compensation consultant's assignment and the material elements of the instructions or directions given to the compensation consultant with respect to the performance of its duties. See Item 407(e)(3)(iii) of Regulation S-K.

Compensation Discussion and Analysis, page 18

3. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Ratcliffe's salary, non-equity incentive plan compensation and grants of options were significantly higher than amounts given to other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

4. Throughout this section, you indicate that you consider a named executive officer's individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

5. Please avoid an over-reliance on defined terms when referring to your short- and long-term compensation plans, change in control agreements, and deferred compensation and retirement plans. Please consider the principles set forth in Rule 13a-20 under the Securities Exchange Act of 1934 when drafting your executive compensation disclosure so it is easier for an investor to understand the disclosure you have provided.

Market Data, page 20

6. It is unclear whether you benchmark compensation against companies in addition to those included in the list you have disclosed. To the extent you engage in benchmarking against data for companies in addition to those you have identified,

please disclose the compensation committee's analysis of the data in materially complete detail, including the identity of these companies. See Item 402(b)(2)(xiv) of Regulation S-K.

7. You target pay opportunities at the 50th percentile of the market data. Please disclose whether actual compensation awarded was at the 50th percentile and, if not, explain why it was outside of the range. While you have disclosed the average total target compensation opportunities for the named executive officers, you also should disclose the actual compensation relative to the goals of paying compensation at the 50th percentile of the market data. Please discuss fully how the compensation committee evaluates internal equity in setting compensation. Also discuss why you have targeted the chief executive officer's incentive-based compensation at a higher percentage of his salary than targeted amounts for other named executive officers.

Stock Options, page 26

8. Please discuss the stock option guidelines, including a discussion of the percentage of base salary that the compensation committee seeks to pay.

Post-Employment Compensation, page 28

CIC Protections, page 28

9. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel